UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.   )1

HemaCare Corporation
(Name of Issuer) Common Stock, No Par Value
(Title Class of Securities) 423498104
(CUSIP Number) September 14, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423498104		13G	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven B. Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 280,000
	6	SHARED VOTING POWER 1,150,000
	7	SOLE DISPOSITIVE POWER 280,000
	8	SHARED DISPOSITIVE POWER 1,150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 423498104		13G	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barbara Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,150,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 423498104		13G	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gerber Family Trust, dated 12/13/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,150,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
12	TYPE OF REPORTING PERSON* OO

EXPLANATORY NOTE

This Schedule 13G is filed by Steven B. Gerber, Barbara Gerber and Gerber Family Trust, dated 12/13/96 (each a “Reporting Person” and collectively the “Reporting Persons”) with respect to shares of common stock, no par value (the “Common Stock”) of HemaCare Corporation (the “Company”). This Schedule 13G modifies and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 26, 2008 (the “Original 13D”), as amended by the Amendment No. 1 to the Original 13D filed with the Securities and Exchange Commission on September 18, 2008, as further amended by the Amendment No. 2 to the Original 13D filed with the Securities and Exchange Commission on December 11, 2009.

Item 1(a).	Name of Issuer: HemaCare Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices: 15350 Sherman Way, Suite 350 Van Nuys, California, 91406

Item 2(a).	Name of Person Filing: Steven B. Gerber Barbara Gerber Gerber Family Trust, dated 12/13/96

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o HemaCare Corporation 15350 Sherman Way, Suite 350 Van Nuys, CA, 91406

Item 2(c).	Citizenship: Steven B. Gerber -- United States of America Barbara Gerber -- United States of America Gerber Family Trust, dated 12/13/96 -- California

Item 2(d).	Title of Class of Securities: Common Stock, no par value

Item 2(e).	CUSIP Number: 423498104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

 If filing as a non-U.S. institution accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________

Item 4.
Ownership.

Steven B. Gerber -- Included in rows 5 through 9 and 11 on page 2.
Barbara Gerber --  Included in rows 5 through 9 and 11 on page 3.
Gerber Family Trust, dated 12/13/96 -- Included in rows 5 through 9 and 11 on page 4.

Steven B. Gerber has the right to acquire 280,000 shares of Common Stock upon the exercise of stock options that are exercisable on or before November 22, 2011.

The Gerber Family Trust dated 12/13/96 owns 1,150,000 shares of Common Stock.

Each Reporting Person disclaims ownership of all shares of Common Stock in which such Reporting Person does not have a pecuniary interest.

As the trustees of the Gerber Family Trust dated 12/13/96, Steven B. Gerber and Barbara Gerber may be deemed to have beneficial ownership of the shares of Common Stock owned by that trust.  Accordingly, Steven B. Gerber has the sole voting and dispositive power with respect to 280,000 shares, and each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 1,150,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. (1)

September 23, 2011
(Date)

/s/ Steven B. Gerber
Steven B. Gerber

/s/ Barbara Gerber
Barbara Gerber

/s/ Steven B. Gerber
Gerber Family Trust, dated 12/13/96
By: Steven B. Gerber, Trustee

(1)
Pursuant to a Joint Filing Agreement among Steven B. Gerber, Barbara Gerber, and the Gerber Family Trust, dated 12/13/96, a copy of which is attached hereto as Exhibit A, this Schedule 13G is filed on behalf of each of the Reporting Persons.

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:    September 23, 2011

/s/ Steven B. Gerber
Steven B. Gerber

/s/ Barbara Gerber
Barbara Gerber

/s/ Steven B. Gerber
Gerber Family Trust, dated 12/13/96
By: Steven B. Gerber, Trustee